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              Arcelor Mittal signs Memorandum of Understanding for
                      greenfield project in Orissa, India


Rotterdam/Luxembourg, December 21, 2006 - Arcelor Mittal, the world's largest and most global steel company today announces that it has signed a Memorandum of Understanding with the Government of the State of Orissa in India concerning setting up a steel making operation in the Keonijhar District.

The company now intends to undertake a Detailed Project Report (DPR) based on the needs of the steel plant. This would include captive mining facilities, captive power supply, water supply infrastructure and other facilities as required including setting up townships for its employees.

The project is expected to entail an investment of approximately Rs 40,000 crores (approximately US$9 billion). The intention is to build an integrated steel plant with a total annual capacity of 12 million tonnes. The project would be developed in two phases of 6 million tonnes each. It is expected that the first phase would be completed within 48 months from the date of the Submission of the DPR and the second phase within a further 54 months after the completion of Phase 1.

The Company has also pledged its support to the community as part of its commitment to Corporate Social Responsibility in the countries in which it operates.

Commenting, Mr Lakshmi N. Mittal, President and CEO, Arcelor Mittal, said:

"We have always said that we want to have an operational presence in India. The Indian economy is demonstrating excellent growth and steel consumption is set to increase considerably in the future.

"Orissa is well known for its rich mineral reserves and as such is an ideal location for such a Greenfield venture. Mr Naveen Patnaik, its Chief Minister, has done an excellent job in attracting foreign investment to the region and it is showing signs of becoming one of the major steel industry hubs of the future."


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About Arcelor Mittal


Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.


Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.


Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.


Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid
(MTS) and Valencia.


Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Arcelor Mittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission ("SEC") made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.



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Contact information Arcelor Mittal Investor Relations
Continental Europe       +352 4792 2414
UK/Asia/Africa           +44 207 543 1172
Americas                 +1 312 899 3569
Retail                   +352 4792 2434
SRI                      +352 4792 2902
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Contact information Arcelor Mittal Communications
E-mail: press@arcelormittal.com
        -----------------------
Phone: +352 4792 5000

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Arcelor Mittal Corporate Communications                 France
Nicola Davidson                 +44 207 543 1162 / 1172 Sandra Luneau            +33 1 71 92 00 58
Luc Scheer                      +352 4792 2360          Image 7:
Jean Lasar                      +352 4792 2359          Tiphaine Hecketsweiler   +33 1 5370 7470
Maitland Consultancy:                                   Spain
Philip Gawith / Lydia Pretzlik  +44 20 7379 5151        Ignacio Agreda           +34 94 489 4162
North America                                           Oscar Fleites            +34 98 512 60 29
Bill Steers                     +1 312 899 3817
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